LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS SIGNIFICANTLY IMPROVED SECOND QUARTER RESULTS
- 9.3% RevPAR growth leads to a 45% increase in FFO per unit -

TORONTO, August 3, 2006 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and six months ended June 30, 2006. All amounts are in Canadian dollars unless otherwise indicated.

"Our portfolio continued to deliver strong operating results with another quarter of good RevPAR and margin growth. Western Canada again dominated the growth this quarter with key markets in Central Canada, notably Toronto and Montreal, also contributing to improved performance," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "Performance through the first half of the year reinforces our belief that overall lodging fundamentals remain positive."

Second Quarter Highlights

- Second quarter revenue per available room[1] ("RevPAR") increased 9.3% as a result of a 3.4 point occupancy growth and a 4.4% increase in average daily rate ("ADR"). RevPAR for the Fairmont and Delta managed portfolios grew 10.1% and 6.9%, respectively.
- Hotel EBITDA[1] increased 26.0% to $61.1 million in the quarter, benefiting from a 370 basis point margin improvement.
- Second quarter distributable income[1] per diluted unit improved 50% to $0.24 per diluted unit compared to $0.16 per unit in the prior year.
- Funds from operations[1] ("FFO") per diluted unit improved over 45% to $0.32 per diluted unit compared to $0.22 per diluted unit for the same period last year.

"We expect to continue to benefit from strong business demand through the balance of the year, yet remain cautious on the U.S. leisure customer given soft travel trends to Canada year-to-date," continued Labatte.

Legacy will host a conference call on Thursday August 3, 2006 at 3:00 p.m. Eastern Time to discuss these results. Please dial 416-641-6105 or 1-866-696-5895 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to August 10, 2006. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3192166.

[1] See Non-GAAP Financial Measures.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until Legacy's next earnings conference call.

Legacy has published a Supplemental Information Package for the three and six months ended June 30, 2006, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

This MD&A should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in millions of Canadian dollars unless otherwise stated. This MD&A is dated August 3, 2006.

Forward-Looking Statements

Management's discussion and analysis ("MD&A") contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy Hotels Real Estate Investment Trust's ("Legacy" or the "Trust") operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 20, 2006, which can be found on SEDAR, for a list of the risks inherent in the

activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures can be found under 'Non-GAAP Financial Measures'.

Additional Information

Additional information relating to the Trust can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

Industry Update

The Canadian and U.S. lodging industries are expected to show continued growth over the next several years. The upper end lodging segments, including the luxury and first-class categories, are anticipated to lead this growth. For 2006, industry experts in Canada and the U.S. forecast RevPAR growth within the higher segments at approximately 5% and 10%, respectively.

Overall supply growth of luxury and first-class hotels is projected to remain low in the next two to three years. Forecasted growth for the luxury and first-class hotel segments in Canada is expected to increase by less than 2% in 2006 and 2007. U.S. luxury supply is anticipated to increase 2% to 3% through 2008. There has been a limited amount of new luxury supply announced in certain of Legacy's markets, notably Seattle, Vancouver, and Toronto. Most of this supply is currently in the planning stages and typically will take two to four years to come in the market, and may not ultimately proceed. Given the high cost of construction, new luxury supply addition is an indication of the perceived strength of the lodging industry over the next several years.

Incremental revenue drives substantial improvements in margins and profitability due to the industry's high operating leverage, particularly in the luxury and first-class segments. The inherent leverage in Legacy's business model should enable the Trust to deliver distributable income growth for unitholders.

Results of Operations

The following table reflects certain line items from the Statement of Operations and other significant operating statistics.

FINANCIAL HIGHLIGHTS	Three months ended June 30 (Unaudited) 2006	2005	Six months ended June 30 (Unaudited) 2006	2005
Comparable Operating Statistics				
RevPAR	$ **141.73**	$ 129.66	$ **118.83**	$ 107.88
ADR	$ **185.96**	$ 178.09	$ **173.21**	$ 167.02
Occupancy	**76.2%**	72.8%	**68.6%**	64.6%
Operating Results (in millions, except per unit amounts)				
Revenues	$ **225.9**	$ 208.0	$ **384.8**	$ 351.9
Hotel EBITDA	**61.1**	48.5	**74.3**	52.4
Net income (loss)	**13.3**	4.6	**(10.8)**	(26.8)
Distributable income (loss)	**25.7**	16.4	**8.2**	(8.0)
Funds from operations	**35.6**	23.7	**24.9**	3.9
Diluted net income (loss) per unit	$ **0.15**	$ 0.05	$ **(0.12)**	$ (0.30)
Diluted distributable income (loss) per unit	**0.24**	0.16	**0.08**	(0.08)
Diluted funds from operations ("FFO") per unit	**0.32**	0.22	**0.24**	0.04
Distributions declared per unit	**0.08**	0.08	**0.16**	0.16

THREE AND SIX MONTHS ENDED JUNE 30, 2006

Revenues

Second quarter revenues increased by $17.9 million or 8.6% and increased $32.9 million and 9.3% year-to-date. The growth in revenues reflects the increase in RevPAR of 9.3% for the second quarter of 2006, as a result of an increase in ADR of 4.4% and an increase in occupancy of 3.4 points. The year-to-date revenue growth reflects the increase in RevPAR of 10.2%, as a result of an increase in ADR of 3.7% and an increase in occupancy of 4.0 points. Food and beverage revenues improved 8.6% for the quarter and 9.0% year-to-date due to the overall increase in occupancy, particularly the business group customer, which led to increased banqueting demand.

Revenue by customer type. Customers are classified along two broad groups: business and leisure, and further subdivided based on whether guests are travelling individually (transient) or as part of a group.

Demand remained solid across most customer categories in the second quarter and year-to-date. The business group customer had the strongest year-over-year growth, benefiting from a robust corporate meeting and convention environment in several of Legacy's key markets. This stronger year-over-year group performance was anticipated for the first half of 2006 given the softer group environment in the first half of 2005. Advance bookings for the balance of 2006 indicate annual year-over-year growth within this customer category overall.

The business transient customer was modestly lower this quarter given lower room availability based on the occupancy compression created by the strong group environment. Year-to-date, this customer category has realized good revenue growth buoyed by a healthy Canadian economy. The leisure customer continued to improve, showing strength in demand and rate, notwithstanding softer than anticipated U.S. leisure travel to Canada year-to-date in 2006.

Business demand is expected to remain strong through the balance of the year yet caution remains with respect to the U.S. leisure customer given soft travel trends year-to-date.

Revenue by geographic region. Legacy owns a portfolio of 24 hotels, 22 of which are located in 13 Canadian cities. The remaining two assets are located in the U.S. specifically: Washington, D.C. and Seattle, Washington.

2006 Regional RevPAR for comparable portfolio	Q2 Variance	YTD Variance
British Columbia	+13.7%	+15.6%
Alberta, Saskatchewan and Manitoba	+11.4%	+14.8%
Ontario and Quebec	+8.2%	+7.6%
Atlantic Canada	+4.2%	+7.0%
United States (Cdn $)	+8.1%	+8.3%

All regions showed RevPAR gains this quarter and year-to-date. Consistent with general industry trends, particular strength was experienced in western Canada, whose economy continues to benefit from the oil and gas resource sector. In addition, a strong business group environment through the first half of 2006 further bolstered the region's results. Canada's central region also benefited from strength in the business group market, notably in Toronto and Montreal. Atlantic Canada saw positive demand growth but is lacking the strength of the business group demand relative to the balance of the portfolio.

Legacy's two U.S. assets continue to post strong year-over-year results. Improvement from the two U.S. assets was partially offset by the average Canadian dollar's appreciation in 2006. U.S. dollar RevPAR increased almost 20% for both the second quarter and year-to-date periods. This RevPAR growth is primarily driven by ADR increases.

Revenue by brand. Legacy owns 13 Fairmont managed assets representing 66% of its rooms inventory and contributing over 75% of revenues for the Trust. Legacy also owns 11 Delta

managed assets representing 34% of its rooms inventory and contributing less than 25% of annual revenues. The Fairmont managed assets generally consist of larger assets in larger city centre locations. The Delta managed assets primarily consist of smaller assets in smaller city centre markets.

2006 Brand RevPAR for comparable portfolio	Q2 Variance	YTD Variance
Fairmont	+10.1%	+10.9%
Delta	+6.9%	+8.1%

Both brands achieved positive RevPAR growth for the quarter and year-to-date periods. For both periods reported, Legacy's Fairmont portfolio of managed assets benefited from a comparatively higher asset concentration in western Canada, as compared to the Delta portfolio of assets.

Operating Expenses

Operating expenses increased $4.5 million or 3.3% from the second quarter of 2005 and increased $9.8 million or 3.8%, year-to-date. Expenses primarily reflect additional costs incurred as a result of occupancy improvements. Gross operating profit improved 19.0% to $84.1 million for the quarter and grew 24.6% to $117.1 million year-to-date. The strong revenue growth contributed to a 320 basis point gross operating margin improvement to 37.2% in the quarter and a 370 basis point increase to 30.4% year-to-date.

Operating expenses also include base and incentive management fees, which are incurred based on the operating performance of the hotels. Total hotel management fees increased to 3.4% and 3.2% of total revenues for the quarter and year-to-date periods, respectively. The increase is a direct result of the growth in incentive fees given the improved profitability of the properties.

With no meaningful changes within Legacy's portfolio, property taxes, rent and insurance were relatively unchanged for the year.

Hotel EBITDA

The higher gross operating profit contributed to a 26.0% increase in operating income from hotel operations, or hotel EBITDA, to $61.1 million for the quarter and a 41.8% increase to $74.3 million year-to-date. The revenue growth, combined with a high fixed cost component structure resulted in a 370 basis point increase in hotel EBITDA margin to 27.0% for the quarter. Year-to-date hotel EBITDA margin improved 440 basis points to 19.3%.

Overall margins this quarter and year-to-date reflect cost initiatives implemented in the fourth quarter of 2005, yet remain below peak historical levels. As RevPAR continues to increase, management expects to see further improvement in operating margins.

Other Items

Amortization. Amortization expense increased modestly to $19.3 million this quarter and $38.5 million year-to-date due to regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the prior periods.

Trust Expenses. Trust expenses primarily consist of the advisory fees paid to Fairmont for operational and administrative services provided as well as employee salary and other expenses, corporate insurance, regulatory compliance costs, and professional fees. Trust expenses for the quarter and year-to-date increased $1.0 million and $1.4 million, respectively. Second quarter trust expenses include $1.1 million in non-recurring costs associated with certain strategic initiatives.

Interest Expense, Net. Net interest expense was modestly lower for the quarter and year to date periods reflecting the primarily fixed-cost nature of the debt and lower borrowings on the bank line due to the improved operating performance. At June 30, 2006, Legacy's average interest rate was 7.5% (December 31, 2005 – 7.3%). Interest expense also includes amortization of convertible debenture issuance costs and debt issuance costs of $1.5 million and $2.9 million for the quarter and year-to-date periods, respectively.

Income Tax Expense (Recovery). Recently enacted federal tax legislation resulted in the elimination of the large corporations tax. As a result, Legacy reversed previous accruals and does not anticipate to incur current taxes going forward. The future tax increase in the second quarter reflects improved performance from the U.S. subsidiary corporations that accumulate tax losses during the initial periods after their acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

Non-Controlling Interest. Non-controlling interest shown on the Consolidated Statements of Operations consists of the exchangeable shares' allocation of Legacy's second quarter and year-to-date earnings.

On June 30, 2006, the holder of the exchangeable shares issued by a subsidiary of Legacy exercised its retraction right to convert two-thirds, or 9.8 million, of its exchangeable shares into units of Legacy. This non-cash transaction effectively reduced the non-controlling interest in Legacy from 14.7 million units, or 14.1% of outstanding units, to 4.9 million, or 4.7% of outstanding units. This change will reduce the charge to earnings in future periods that would otherwise be recorded for the non-controlling interest.

Net Income (Loss). Higher hotel EBITDA contributed to an $8.7 million and $16.0 million improvement in the Trust's net earnings for the quarter and year-to-date periods, respectively. Diluted net income per unit improved $0.10 to $0.15 in the second quarter and $0.18 to a loss of $0.12 year-to-date.

Quarterly Financial Results

Seasonality. Due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. In 2005, the portfolio's seasonality was also affected by a group demand pattern, which was weighted to the second half of the year. This impacted quarterly financial results as compared to 2004, and expectations for 2006.

(unaudited)		2006				2005		2004
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Operating Statistics								
RevPAR	$141.73	$95.69	$109.64	$146.23	$129.66	$85.86	$102.15	$140.10
ADR	$185.96	157.08	164.56	188.43	178.09	152.55	162.76	189.37
Occupancy	76.2%	60.9%	66.6%	77.6%	72.8%	56.3%	62.8%	74.0%
Operating Results (in millions)								
Total revenues	$225.9	$158.8	$198.9	$221.6	$208.0	$144.0	$186.8	$209.3
Hotel EBITDA	61.1	13.1	37.0	62.2	48.5	3.9	33.1	56.1
Net income (loss)	13.3	(24.1)	(5.5)	17.2	4.6	(31.4)	(7.3)	11.9
Distributable income (loss)	25.7	(17.6)	4.9	29.7	16.4	(24.4)	1.2	23.7
Funds from operations ("FFO")	35.6	(10.7)	12.7	37.9	23.7	(19.8)	7.7	30.4
Per Unit Results								
Diluted net income (loss)	0.15	(0.27)	(0.06)	0.19	0.05	(0.35)	(0.08)	0.13
Diluted distributable income (loss)	0.24	(0.17)	0.05	0.27	0.16	(0.23)	0.01	0.22
Diluted FFO	0.32	(0.10)	0.12	0.34	0.22	(0.19)	0.08	0.27
Distributions declared	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08

Liquidity and Capital Resources

Total liquidity including undrawn bank lines at June 30, 2006 approximated $104 million, compared to $113 million at December 31, 2005, reflecting the net cash usage year-to-date given the seasonal nature of operations. Subsequent to June 30, 2006, Legacy's credit facility was increased $30 million to $140.0 million.

Operating Activities

For the three and six months ended June 30, 2006, cash generated by operating activities improved $17.5 million and $26.2 million, respectively, reflecting improved earnings and working capital over the prior year.

Throughout 2006, cash generated from operations is expected to improve as the portfolio benefits from higher occupancy levels and ADR.

Investing Activities

Capital expenditures during the second quarter and year-to-date totalled $8.2 million and $17.0 million, respectively. These expenditures consisted primarily of the completion of capital projects from 2005 including guestroom renovations at The Fairmont Olympic Hotel, The Fairmont Waterfront, The Fairmont Royal York, Fairmont Chateau Laurier, Fairmont Le Chateau Frontenac, and Delta Centre-Ville. Capital investments of approximately $45 million were approved for 2006. These are in addition to net capital project carryovers of $15 million from the prior year. As in prior years, management anticipates some capital projects to be carried over into the next year given higher occupancies and the desire not to displace business. As the lodging recovery continues to accelerate, Legacy will consider profit-improving investments in its portfolio over the next several years to take advantage of improving trends, as well as to better position its hotels against new supply and renovated competitive product.

Investing activities also include the funding of capital expenditure reserves pursuant to certain mortgage agreements. This restricted cash will be used to fund capital expenditures in future periods.

Financing Activities

Financing activities include the payment of Legacy's first quarter distribution of $0.08 per unit. A second quarter distribution of $0.08 per unit was declared on June 20, 2006 and was paid in the third quarter of 2006.

Mortgage principal payments totalled $4.0 million and $8.0 million during the quarter and year-to-date. The current portion of long-term debt in the amount of $107.8 million is comprised of scheduled mortgage principal amortization as well as a variable rate mortgage maturity. Property-level mortgages are typically replaced with similar long-term debt instruments. In addition, Legacy's convertible debentures are presented as current liabilities given their maturity on April 1, 2007.

Management believes that Legacy has sufficient capacity to finance all of its planned operating activities, financial obligations, capital expenditures and distributions.

Unit Information

In millions (unaudited)	June 30, 2006	December 31, 2005
Units outstanding	**99.2**	89.4
Exchangeable shares	**4.9**	14.7
Potential issuance of units:		
Conversion of convertible debentures (conversion price $8.75)	**17.1**	17.1
Options outstanding (weighted average strike price $9.58)	**4.5**	4.6

Non-GAAP Financial Measures

Included in this press release are certain non-GAAP financial measures, which are measures of Legacy's historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) comparable hotel statistics, (ii) hotel EBITDA, (iii) distributable income, and (iv) funds from operations. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Comparable Hotel Operating Statistics

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. RevPAR measures room revenues for comparable properties and is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the ADR charged and the average daily occupancy achieved.

RevPAR does not include revenues from food and beverage or other services provided by the hotels. Representing approximately 60% of total annual revenues, RevPAR is generally considered to be the leading indicator of operating performance at hotels. RevPAR changes driven by occupancy have different implications on overall revenues and operating income than do changes driven by ADR. Occupancy increases will generate additional incremental revenues such as food and beverage and will also result in higher room-related costs. ADR increases would not generate incremental revenue for ancillary services such as food and beverage, however, would not result in additional costs and therefore tends to have a greater impact on profitability.

For the periods presented, all 24 of Legacy's properties have been included in the calculation of comparable hotel operating statistics.

Hotel EBITDA
Hotel EBITDA is defined as income before interest, taxes, amortization, trust expenses and other income and expenses and is presented on the Consolidated Statements of Operations as 'Operating income from hotel operations before undernoted items'.

Hotel EBITDA is a commonly used measure of performance in the lodging industry, which, when considered with GAAP measures, gives management a more complete understanding of the Trust's ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps management, lenders and investors evaluate the ongoing hotel operating profitability. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

In millions	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)	
	2006	2005	**2006**	2005
Hotel EBITDA	**$ 61.1**	$ 48.5	**$ 74.3**	$ 52.4
Deduct (add):				
Amortization of property and equipment	**19.3**	19.0	**38.5**	37.9
Trust expenses	**5.0**	4.0	**8.6**	7.2
Interest expense, net	**20.6**	20.7	**40.9**	41.1
Income tax expense (recovery), net	**0.7**	(0.6)	**(1.1)**	(2.6)
Net income (loss) before non-controlling interest	**$ 15.5**	$ 5.4	**$ (12.6)**	$ 31.2
Non-controlling interest	**2.2**	0.8	**(1.8)**	(4.4)
Net income (loss)	**$ 13.3**	$ 4.6	**$ (10.8)**	$ (26.8)

Distributable Income
Reported distributable income is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is established by the Trust. The prior period cash receipt from FHR on management contracts for the two U.S. hotels is taxable and is therefore included in the calculation of distributable income. For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts, which are estimated at 40 years.

Distributable income under the Declaration of Trust, as distinct from reported distributable income, may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income per unit is based on the average number of units and exchangeable shares outstanding on each distribution record date during the period. This provides a better reflection of the income distributable to unitholders at each distribution date than the weighted-average method.

Distributable income and distributable income per unit have been calculated as follows:

In millions, except per unit amounts		Three months ended June 30 (unaudited) 2006		2005		Six months ended June 30 (unaudited) 2006		2005
Net income (loss)	$	**13.3**	$	4.6	$	**(10.8)**	$	(26.8)
Add (deduct):								
Non-controlling interest		**2.2**		0.8		**(1.8)**		(4.4)
Amortization of property and equipment		**19.3**		19.0		**38.5**		37.9
Income tax expense (recovery), net		**0.7**		(0.6)		**(1.1)**		(2.6)
Cash receipt on management contract, net		**(0.1)**		1.1		**(0.2)**		2.2
Accretion of convertible debenture issuance cost		**0.3**		0.3		**0.7**		0.7
Capital replacement reserve		**(10.0)**		(8.8)		**(17.1)**		(15.0)
Distributable income (loss)	$	**25.7**	$	16.4	$	**8.2**	$	(8.0)
Average units outstanding on distribution record dates (millions)		**89.4**		89.4		**89.4**		89.4
Average exchangeable shares outstanding on distribution record dates (millions)		**14.7**		14.7		**14.7**		14.7
Basic units outstanding (millions)		**104.1**		104.1		**104.1**		104.1
Dilutive effect of convertible debentures (millions)		**17.1**		-		**-**		-
Dilutive effect of unit options (millions)		**0.1**		-		**0.1**		-
Diluted units outstanding (millions)		**121.3**		104.1		**104.2**		104.1
Diluted distributable income (loss) per unit	$	**0.24**	$	0.16	$	**0.08**	$	(0.08)
Distributions declared per unit	$	**0.08**	$	0.08	$	**0.16**	$	0.16

For the three months ended June 30, 2005 and the six months ended June 30, 2006 and 2005, debentures convertible into 17.1 million units and the associated distributable income (loss) impact were excluded from the computation of diluted distributable income (loss) per unit because their effect was not dilutive.

Funds from Operations ("FFO")

The Real Property Association of Canada ("REALpac", formerly the Canadian Institute of Public and Private Real Estate Companies), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted entities and non-controlling interests. Legacy presents FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

Legacy believes that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, management believes that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by REALpac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, REALpac adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

In millions, except per unit amounts		Three months ended June 30 (unaudited)				Six months ended June 30 (unaudited)		
		2006		2005		**2006**		2005
Net income (loss)	**$**	**13.3**	$	4.6	**$**	**(10.8)**	$	(26.8)
Add (deduct):								
Non-controlling interest		**2.2**		0.8		**(1.8)**		(4.4)
Amortization of property and equipment		**19.3**		19.0		**38.5**		37.9
Future income tax expense (recovery)		**0.8**		(0.7)		**(1.0)**		(2.8)
FFO	**$**	**35.6**	$	23.7	**$**	**24.9**	$	3.9
Diluted units outstanding (millions)		**121.3**		121.3		**104.2**		104.1
Diluted FFO per unit	**$**	**0.32**	$	0.22	**$**	**0.24**	$	0.04

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)

	June 30, 2006 (Unaudited)	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 7.1	$ 18.6
Accounts receivable	59.1	43.9
Inventory	5.6	5.5
Prepaid expenses	17.2	4.5
	89.0	72.5
Property and equipment	1,692.6	1,726.0
Other assets (note 3)	22.5	23.4
Future income taxes	13.2	13.2
Goodwill	35.4	35.4
	$ 1,852.7	$ 1,870.5
LIABILITIES		
Current liabilities		
Bank loans (note 4)	$ 5.0	$ -
Accounts payable and accrued liabilities	96.8	78.1
Accrued distributions and dividends	8.2	-
Current portion of long-term debt (note 5)	107.8	16.3
Current portion of convertible debentures (note 6)	149.8	-
Other	0.1	0.1
	367.7	94.5
Long-term debt	749.7	854.6
Convertible debentures (note 6)	-	149.7
Other liabilities	29.2	29.4
Future income taxes	33.0	33.3
	1,179.6	1,161.5
NON-CONTROLLING INTEREST (note 7)	33.1	103.5
UNITHOLDERS' EQUITY	640.0	605.5
	$ 1,852.7	$ 1,870.5

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Revenues				
Room	$ 138.5	$ 126.7	$ 231.0	$ 209.7
Food and beverage	76.1	70.1	132.6	121.7
Other	11.3	11.2	21.2	20.5
	225.9	208.0	384.8	351.9
Operating expenses	141.8	137.3	267.7	257.9
Gross operating profit	84.1	70.7	117.1	94.0
Hotel management fees	7.6	6.6	12.5	10.9
Property taxes, rent and insurance	15.4	15.6	30.3	30.7
Operating income from hotel operations before undernoted items	61.1	48.5	74.3	52.4
Other expenses				
Amortization of property and equipment	19.3	19.0	38.5	37.9
Trust expenses	5.0	4.0	8.6	7.2
	24.3	23.0	47.1	45.1
Income (loss) before interest expense and income tax expense (recovery) and non-controlling interest	36.8	25.5	27.2	7.3
Interest expense, net (note 8)	20.6	20.7	40.9	41.1
Income (loss) before income tax expense (recovery) and non-controlling interest	16.2	4.8	(13.7)	(33.8)
Income tax expense (recovery)				
Current	(0.1)	0.1	(0.1)	0.2
Future	0.8	(0.7)	(1.0)	(2.8)
	0.7	(0.6)	(1.1)	(2.6)
Net income (loss) before non-controlling interest	15.5	5.4	(12.6)	(31.2)
Non-controlling interest	2.2	0.8	(1.8)	(4.4)
Net income (loss) for the period	$ 13.3	$ 4.6	$ (10.8)	$ (26.8)
Basic and diluted net income (loss) per unit (note 11)	$ 0.15	$ 0.05	$ (0.12)	$ (0.30)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Unitholders' Equity
(Stated in millions of Canadian dollars)
(Unaudited)

	Number of Units (millions)	Cumulative Capital	Cumulative Net Income	Cumulative Distributions	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures	Cumulative Foreign Currency Translation Adjustment	Total
Unitholders' equity, December 31, 2004	89.4	$ 795.7	$ 213.0	$ (314.9)	$ 0.3	$ 1.5	$ (40.9)	$ 654.7
Net income (loss) for the period			(26.8)					(26.8)
Distributions paid				(7.2)			-	7.20
Distributions payable				(7.2)				(7.2)
Unit options exercised	-	0.1						0.1
Change in foreign currency translation adjustment							2.9	2.9
Unitholders' equity, June 30, 2005	89.4	795.8	186.2	(329.3)	0.3	1.5	(38.0)	616.5
Unitholders' equity, December 31, 2005	89.4	795.8	197.9	(343.5)	0.3	1.5	(46.5)	605.5
Net income (loss) for the period			(10.8)					(10.8)
Distributions paid				(7.2)				(7.2)
Distributions payable				(7.9)				(7.9)
Unit options exercised	-	0.2						0.2
Conversion of exchangeable shares (note 7)	9.8	67.0						67.0
Change in foreign currency translation adjustment							(6.8)	(6.8)
Unitholders' equity, June 30, 2006	99.2	$ 863.0	$ 187.1	$ (358.6)	$ 0.3	$ 1.5	$ (53.3)	$ 640.0

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income (loss) for the period	**13.3**	4.6	**(10.8)**	$ (26.8)
Items not affecting cash				
Amortization of property and equipment	**19.3**	19.0	**38.5**	37.9
Amortization of convertible debenture issuance costs and accretion to the face amount of the principal	**0.3**	0.3	**0.7**	0.7
Non-controlling interest	**2.2**	0.8	**(1.8)**	(4.4)
Future income taxes	**0.8**	(0.7)	**(1.0)**	(2.8)
Other	**1.5**	0.8	**2.7**	2.1
Changes in non-cash working capital (note 9)	**(18.3)**	(23.2)	**(9.5)**	(14.1)
	19.1	1.6	**18.8**	(7.4)
INVESTING ACTIVITIES				
Additions to property and equipment	**(8.2)**	(8.2)	**(17.0)**	(15.5)
Other assets	**0.2**	1.8	**(2.1)**	(1.1)
	(8.0)	(6.4)	**(19.1)**	(16.6)
FINANCING ACTIVITIES				
Distributions	**(7.2)**	(7.2)	**(7.2)**	(7.2)
Dividends on exchangeable shares	**(0.8)**	(0.8)	**(0.8)**	(0.8)
Net proceeds from equity units	**0.2**	-	**0.2**	0.1
Mortgage principal payments	**(4.0)**	(3.8)	**(8.0)**	(7.3)
Net proceeds from bank loans	**5.0**	15.0	**5.0**	15.0
Other	**-**	-	**(0.1)**	(0.1)
	(6.8)	3.2	**(10.9)**	(0.3)
Translation adjustments	**(0.3)**	0.4	**(0.3)**	0.3
Increase (decrease) in cash and cash equivalents balance during the period	**4.0**	(1.2)	**(11.5)**	(24.0)
Cash and cash equivalents balance - beginning of period	**3.1**	10.3	**18.6**	33.1
Cash and cash equivalents balance - end of period	**$ 7.1**	$ 9.1	**$ 7.1**	$ 9.1
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**0.4**	0.5	**0.8**	1.0
Interest paid	**22.0**	22.2	**37.8**	37.6

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

1 Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 24% interest in Legacy.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2005 audited consolidated financial statements.

3 Included in other assets as at June 30, 2006 is $5.3 (December 31, 2005 - $4.4) of restricted cash relating to capital expenditure reserves pursuant to certain mortgage agreements.

4 Legacy has a secured revolving credit facility totalling $110.0 (December 31, 2005 - $110.0) designed to provide financing for operations, acquisitions and other capital investments. As at June 30, 2006 $5.0 was drawn on this facility (December 31, 2005 - $nil) and letters of credit amounting to $8.1 (December 31, 2005 - $6.5) were outstanding against this facility. This credit facility is secured by seven of Legacy's properties. On July 7, 2006, this credit facility was increased to $140.0, and the security was increased to nine of Legacy's properties.

5 Included in current portion of long-term debt is a $91.0 floating rate mortgage that matures on February 1, 2007.

6 The convertible debentures have a maturity date of April 1, 2007 and as such have been classified as a current liability as at June 30, 2006.

7 On June 30, 2006, the holder of the exchangeable shares, issued by a subsidiary of Legacy, exercised its retraction right to convert 9.8 million of the 14.7 million exchangeable shares and took delivery of 9.8 million of Legacy units pursuant to the terms of the agreement. This transaction resulted in an increase of cumulative capital and a reduction of non-controlling interest of $67.0 million. As at June 30, 2006, there were 4.9 million exchangeable shares outstanding (December 31, 200 14.7 million).

8 For the three and six months ended June 30, 2006 net interest expense includes $2.9 and $5.8 respectively (June 30, 2005 - $2.9 and $5.8) in interest expense relating to the convertible debentures and $0.4 and $0.7 respectively (June 30, 2005 - $0.4and $0.7) in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. Also included in the net interest expense, for the three and six months ended June 30, 2006 is $1.1 and $2.2 respectively (June 30, 2005 - $1.1 and $2.2) in amortization of financing costs relating to other long-term debt instruments.

9 Changes in non-cash working capital

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
(Increase) decrease in accounts receivable	$ **(17.2)**	$ (20.1)	$ **(15.5)**	$ (16.5)
(Increase) decrease in inventory	**(0.3)**	(0.5)	**(0.3)**	0.7
(Increase) decrease in prepaid expenses	**(8.3)**	(10.1)	**(12.7)**	(13.9)
Increase (decrease) in accounts payable and accrued liabilities	**7.5**	7.5	**19.0**	15.6
	$ **(18.3)**	$ (23.2)	$ **(9.5)**	$ (14.1)

10 At June 30, 2006, Legacy has reciprocal loan agreements with FHR for US$86.6 (December 31, 2005 - US$86.6). The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

11 Basic net income (loss) per unit is based on the net income (loss) available to unitholders divided by the weighted average number of units outstanding during the period. Diluted net income (loss) per unit is based on the diluted net income (loss) available to unitholders divided by the diluted weighted average number of units exchangeable shares outstanding during the period, as follows:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Net income (loss) available to unitholders	**$ 13.3**	$ 4.6	**$ (10.8)**	$ (26.8)
Non-controlling interest	**2.2**	0.8	**(1.8)**	(4.4)
Part VI.1 deduction credit adjustment for non-controlling interest	**(0.1)**	(0.3)	**(0.4)**	(0.7)
Diluted net income (loss) available to unitholders	**$ 15.4**	$ 5.1	**$ (13.0)**	$ (31.9)
Basic weighted average number of units outstanding (millions)	**89.4**	89.4	**89.4**	89.4
Weighted average number of exchangeable shares outstanding (millions)	**14.7**	14.7	**14.7**	14.7
Diluted weighted average number of units	**104.1**	104.1	**104.1**	104.1

For the three and six months ended June 30, 2006 and 2005 debentures convertible into 17.1 million units and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

12 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2006.